SEC

20004057

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KURT SALMON CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Street - Suite - 900
(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry RD - #2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 05 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KURT SALMON CAPITAL ADVISORS, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Financial & Operations Principal

Title

ENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KURT SALMON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KURT SALMON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kurt Salmon Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kurt Salmon Capital Advisors, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 2, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash	$	376,834
Accounts receivable		583,646
Right of use asset		37,212
Prepaid expenses		20,098
Deposits		5,134
Total assets	$	1,022,924

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued compensation	$	131,036
Lease liability		37,212
Deferred revenue		40,000
Accounts payable and other accrued expenses		32,856
Total liabilities		241,104
MEMBER'S EQUITY	$	781,820
Total Liabilities and Member's Equity	$	1,022,924

The accompanying notes are an integral part of these financial statements

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES		
Investment banking	$	895,000
Reimbursed expenses		66,707
Interest income		2,364
Total revenue		964,071
EXPENSES		
Employee compensation and benefits	$	473,959
Guaranteed payments to partners		336,050
Technology and communications		52,089
Occupancy and equipment		79,007
Other expenses		332,288
Total expenses	$	1,273,393
NET LOSS	$	(309,322)

The accompanying notes are an integral part of these financial statements

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance at December 31, 2018, as previously reported	$ 236,940
Adjustment to record prior year retirement plan contributions expense at beginning of year	(45,500)
Balance at December 31, 2018 as adjusted	191,440
Capital contributions	899,702
Net loss	(309,322)
Balance at December 31, 2019	$ 781,820

The accompanying notes are an integral part of these financial statements

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$	(309,322)
Items which do not impact cash:		
Adjustment to record prior year retirement plan contributions expense at beginning of year		(45,500)
Adjustments to reconcile net loss to net cash used by operating activities:		
Net change in operating assets and liabilities:		
Increase in accounts receivable		(482,419)
Increase in right of use asset		(37,212)
Increase in deposits		(5,133)
Decrease in prepaid expenses		6,126
Increase in deferred revenue		40,000
Increase in lease liability		37,212
Increase in accrued compensation		28,051
Decrease in accounts payable and accrued other expenses		(35,494)
Net cash used by operating activities		(803,691)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		899,702
Net cash provided by financing activities		899,702
Net increase in cash for year		96,011
Cash at beginning of year		280,823
Cash at end of year	$	376,834

The accompanying notes are an integral part of these financial statements.

Note 1: Organization and Summary of Significant Accounting Policies

Organization and Business
Kurt Salmon Capital Advisors, LLC ("Company") is a Limited Liability Company that was formed in 1997 and was acquired by KSCA Partners, LLC ("Member") on October 1, 2012. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger and acquisition, financial and capital advisory services to clients in various industries. As a limited liability company, the member's liability is limited to its investment

Revenue Recognition
Revenue Recognition - Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee-based transaction. The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company in accordance with this standard. The amount of retainer revenue recognized without the consummation of a success fee-based transaction or formal termination of an engagement was $160,000 and has been included in investment banking revenue in the accompanying Statement of Operations.

Cash
The Company maintains cash and deposits with one high quality banking institution. Balances at times may exceed federally insured limits.

Income Taxes
The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company's operations all flow through to its member.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Accounts Receivable
Accounts receivable are noninterest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectable amounts. The review for uncollectable amounts is based upon an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Leases

The Company leases office equipment under a non-cancelable operating lease expiring in 2022. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 6.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease cost on a straight-line basis over the lease term.

The Company leases office space with a lease term of less than 12 months. The Company has elected for all underlying classes of assets to not recognize ROU assets and liabilities for short term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

Maturity of the lease liability under the noncancelable operating lease for office equipment is as follows:

Year Ending December 31,	2020	$ 14,400
	2021	14,400
	2022	10,800
Total undiscounted lease payments		39,600
Less imputed interest		(2,388)
Total lease liability		$ 37,212

The total lease cost including variable costs associated with all leases for the year ended December 31, 2019 was $79,007.

The Company adopted ASC 842 effective January 1, 2019 under the modified retrospective approach. Other than the addition of the operating lease right of use asset and liability on the Statement of Financial Condition the adoption of the standard had no material impact on the financial statements and related disclosures.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1. At December 31, 2019, the Company has net capital of $172,942 which exceeded the required net capital of $13,593 by $159,349. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.00 as of December 31, 2019.

Note 4: Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

Note 5: Customer Concentrations

During 2019, the Company had one customer that accounted for approximately 71% of total revenues.

Note 6: Retirement Plan

The Company has a safe harbor 401(k) plan which is offered to all eligible employees. The amount expensed under this plan in 2019 was approximately $27,400 which has been included in employee compensation and benefits within the accompanying Statement of Operations.

Note 7: Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

KURT SALMON CAPITAL ADVISORS, LLC

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS
PURSUANT TO SEC RULE 17a-5:

KURT SALMON CAPITAL ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31,2019

Total member's equity	781,820
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(583,646)
Prepaid expenses	(20,098)
Deposits	(5,134)
Net capital	172,942
Minimum net capital required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $203,892)	13,593
Excess net capital	159,349
Aggregate Indebtedness	203,892
Percentage of aggregate indebtedness to net capital	118%

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing, as amended, as of December 31, 2019

See Report of Independent Registered Public Accounting Firm

KURT SALMON CAPITAL ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT UNDER SEC RULE 15C3-3

DECEMBER 31, 2019

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31,2019

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kurt Salmon Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Kurt Salmon Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kurt Salmon Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Kurt Salmon Capital Advisors, LLC stated that Kurt Salmon Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kurt Salmon Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kurt Salmon Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

KURT SALMON CAPITAL ADVISORS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2019

To the best knowledge and belief of Kurt Salmon Capital Advisors, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2019.

Michael O. Brown
CFO & Financial and Operations Principal

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Kurt Salmon Capital Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kurt Salmon Capital Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating Kurt Salmon Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Kurt Salmon Capital Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kurt Salmon Capital Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kurt Salmon Capital Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-50426 FINRA DEC

Kurt Salmon Capital Advisors, LLC
1355 Peachtree Street - Suite 900
Atanta GA 30309

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Brown 678-894-1959

2. A. General Assessment (item 2e from page 2) $ 1,342

B. Less payment made with SIPC-6 filed (**exclude interest**) (230)
July 30, 2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,112

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,112

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [X] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $ 1,112

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kurt Salmon Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of February, 20 20

CFO & Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 964,071
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed expenses and interest income (Deductions in excess of $100,000 require documentation)	(69,071)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(69,071)
2d. SIPC Net Operating Revenues	$ 895,000
2e. General Assessment @ .0015	$ 1,342
	(to page 1, line 2.A.)

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

March 2, 2020

Jon Harkey
Kurt Salmon Capital Advisors, LLC
1355 Peachtree St. NE, Suite 800
Atlanta, GA 30309

Dear Jon:

We have audited the financial statements of Kurt Salmon Capital Advisors, LLC for the year ended December 31, 2019, and have issued our report thereon dated March 2, 2020. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audits. We have communicated such information in our engagement letter to you dated December 24, 2019. Professional standards also require that we communicate to you the following information related to our audit.

<u>Significant Audit Findings</u>

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note A to the financial statements. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements at December 31, 2019.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no sensitive disclosures affecting the financial statements at December 31, 2019.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. We identified several material misstatements that have been previously communicated to you and were subsequently adjusted. We additionally identified two individually immaterial errors as outlined in the representation letter that were considered to be immaterial in aggregate. Identification of these errors resulted in our assessment of a material weakness being present with respect to internal controls over financial reporting. There were no other significant misstatements detected as a result of audit procedures, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We requested certain representations from management that were included in the management representation letter dated March 2, 2020.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

<u>Other Matters</u>

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of Kurt Salmon Capital Advisors, LLC management and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rubio CPA, PC

Rubio, CPA PC